November 26, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Jeffrey P. Riedler, Assistant Director

Matthew Jones, Staff Attorney

Re:                             SEC Comment Letter dated November 19, 2013

Genocea Biosciences, Inc.

Draft Registration Statement on Form S-1 submitted October 22, 2013

CIK No. 0001457612

Dear Mr. Riedler:

On behalf of Genocea Biosciences, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement, as confidentially submitted to the Commission on October 22, 2013, in response to the comment letter to Chip Clark of the Company, dated November 19, 2013 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff marked copies of the Registration Statement, which have been marked to indicate the changes from the Registration Statement, as originally confidentially submitted with the Commission on October 22, 2013.

For reference purposes, the Staff’s comments as reflected in the Staff’s letter dated November 19, 2013, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in the Registration Statement.

General

1.              Please update your financial statements and related disclosures through the period ended September 30, 2013 as required by Rule 3-12 of Regulation S-X.

Response to Comment 1:

The Company advises the Staff that the Company revised the financial statements and related disclosures in the Registration Statement through the period ended September 30, 2013.

2.              Please file all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

Response to Comment 2:

The Company acknowledges the Staff’s comment and will provide all exhibits as soon as practicable.

3.              Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus.  Please note that we may have comments regarding this material.

Response to Comment 3:

The Company advises the Staff that, to the extent that it determines to include any additional graphic, visual or photographic information in the printed prospectus, it will promptly provide the Staff with such graphics, visual or photographic information.

4.              Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 4:

The Company advises the Staff that it has supplementally provided the written materials that were provided to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act. Further, the Company does not anticipate that any research reports will be published or distributed by any broker or dealer participating in its offering in reliance on Section 2(a)(3) of the Securities Act; however, if such research reports are published or distributed, the Company will provide such research reports to the Staff.

5.              Comments to your application for confidential treatment will be delivered under separate cover.

Response to Comment 5:

The Company acknowledges the Staff’s comment.

We may encounter substantial delays in our clinical trials . . ., page 16

6.              We note that your IND for GEN-003 was subject to a clinical hold.  Please expand your disclosure to discuss how you resolved the FDA’s concerns and summarize any additional discussions or guidance that you received from the FDA.

Response to Comment 6:

Based on the Staff’s comment, the Company has expanded the disclosure on page 16 of the Registration Statement to discuss how it resolved the FDA’s concerns with its IND for GEN-003 and any additional discussions or guidance that it received from the FDA.

GEN-003 includes a novel vaccine adjuvant . . ., page 17

7.              Please provide a description of an adjuvant and its intended purpose the first time this term is used.

Response to Comment 7:

Based on the Staff’s comment, the Company has included a description of an adjuvant and its intended purpose on page 17 of the Registration Statement.

If we fail to attract and keep senior management . . ., page 31

8.              We note your dependence on Mr. Clark and Dr. Hetherington.  Please expand your discussion to identify all of the personnel on whom you are highly dependent.  Additionally, please describe the extent to which you have employment agreements with such personnel, and discuss the extent to which departures have affected you in the past.

Response to Comment 8:

Based on the Staff’s comment, the Company is expanding the disclosure on page 31 of the Registration Statement to include Jessica Flechtner, Ph.D., Vice President of Research, and Paul Giannasca, Ph.D., Vice President of Development, as additional personnel on whom the Company is highly dependent. The Company also revised the disclosure on page 31 of the Registration Statement to indicate that each member of senior management has an employment agreement with the Company. The Company also advises the Staff that if has not had any material departures in the past that have materially affected the Company.

Selected Financial Data, page 51

9.              Revise to include historical balance sheet data for December 31, 2011and December 31, 2012.  Refer to Item 301 of Regulation S-K.

Response to Comment 9:

Based on the Staff’s comment, the Company has included the historical balance sheet data for December 31, 2011 and December 31, 2012 on pages 52 and 53 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Stock-based Compensation, page 57

10.       Please expand your disclosure to disclose the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date presented.  Also include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Response to Comment 10:

The Company acknowledges the Staff’s comment and, once the estimated IPO price is known, it will disclose the intrinsic value of vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance-sheet date and will include a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

Contractual Obligations, page 71

11.       You have omitted future payments to third party licensors that become due and payable on the achievement of certain development, regulatory and commercial milestones because the achievement and timing of these milestones is not fixed or determinable.  Please disclose the amount and timing of milestone commitments that are reasonably likely to be paid.  Please refer to Section 501.13 of the Financial Reporting Codification added by FR-72.

Response to Comment 11:

Based on the Staff’s comment, the Company has revised the disclosure on page 74 to provide additional disclosure regarding the amount and timing of the milestone payments to third party licensors that are reasonable likely to be paid.

12.       Also you disclose that contracts with CROs and other vendors are not included in the table of contractual obligations because they are cancellable contracts.  The contracts with CROs and other vendors appear to be needed in your research and development and appear to meet the definition of purchase obligations.  Please revise your disclosure to include any contracts with CROs or other vendors that meet the definition of purchase obligations.  As noted in Item 303(a)(5) of Regulation S-K the tabular presentation may be accompanied by footnotes to describe provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the registrant’s specified contractual obligations.

Response to Comment 12:

The Company acknowledges the Staff’s comment and has provided additional disclosure to clarify the nature of these contractual relationships on page 74 of the Registration Statement.  The Company advises the Staff that the Company’s contracts with CROs and other vendors do not meet the definition of purchase obligations pursuant to Item 303 (a)(5) of Regulation S-K as these contracts do not have any minimum purchase commitments and are cancellable at any time without penalty. Additionally, the payments associated with these contracts are due for past performance only.

Business, page 74

13.       Please amend your disclosure to describe the INDs submitted for GEN-003 and GEN-004 by indication and disclose when these INDs were filed and by whom.  Additionally, please clarify whether you or anyone else has filed INDs for GEN-003 or GEN-004.  If so, provide the same information as requested for the INDs that you have submitted.  Additionally, with a view towards revised disclosure, if you or someone else has not filed an IND for each of GEN-003 or GEN-004, please explain your decision not to file the applicable IND.

Response to Comment 13:

The Company advises the Staff that the Company has filed an IND for both GEN-003 and GEN-004 and no other Company has filed an IND for either GEN-003 or GEN-004. The Company respectfully advises the Staff that it does not believe that disclosing when the INDs were submitted or the indications is material to an investor and, as such, has not included such disclosure in the Registration Statement.

14.       We note on page 78 that you disclose that a person has one of nine HLA supertypes and that a person belonging to different supertypes may mount a T cell response to different protein epitopes or an entirely different protein.  Please clarify if you have observed or anticipate that GEN-003 and GEN-004 will elicit a relatively strong helper and killer T cell response in populations representative of each HLA supertype, even though each of these products contain a relatively small number of antigens.

Response to Comment 14:

Based on the Staff’s comment, the Company has revised the disclosure on page 82 to indicate that the Company anticipates that GEN-003 and GEN-004 will elicit a relatively strong helper and killer T cell response in populations representative of each HLA supertype.

15.       We note on pages 83 and 89 that GEN-003 consists of two protein antigens and GEN-004 consists of three protein antigens.  We also note on page 90 that it is believed that there are limits to how many polysaccharides can physically be included in a vaccine.  With a view towards revised disclosure, please explain if there is a practical limitation on the number of antigens that you can include in your product, and, if so, discuss how this may limit your ability generally to develop effective products to treat more genetically complex pathogens, including Chlamydia and Malaria.

Response to Comment 15:

The Company advises the Staff that existing vaccines against pneumococcus include the polysaccharide “shell” of each strain or serotype of the bacterium.  As is described in the Registration Statement, there are more than 90 such serotypes known, and each polysaccharide is correspondingly different.  The natural defense against pneumococcus, once the bacterium enters the bloodstream, is antibodies.  The human immune system fashions different antibodies to each polysaccharide.  Therefore, for a traditional vaccine to protect against infection by each pneumococcus serotype, it must include each polysaccharide.  Protecting against all of the more than 90 serotypes would require more than 90 polysaccharides.

The Company believes that its approach is considerably more efficient.  In GEN-004, the Company has included three proteins, but each protein is present and conserved in its amino acid sequence, in all sequenced serotypes of pneumococcus.  The Company believes that with a small number of vaccine components, far smaller than the number of components that would be practical to include in a vaccine, it could offer universal pneumococcus coverage.  Therefore, the Company does not believe that there will be any practical limitations on the number of antigens that it will determine to include in its products.

16.       We note your statement on page 93 that you have entered into collaborations with the Naval Medical Research Center, and recently initiated a second collaboration with the Gates Foundation.  To the extent material, please identify the terms of these collaborations, including payment terms including grants, the material rights and obligations of the parties, duration of the agreement and termination provisions.  In addition, please file these collaboration agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or provide us with an analysis supporting your determination that the applicable agreement is not material to the company.

Response to Comment 16:

The Company advises the Staff that the collaboration agreement with the Naval Medical Research Center ended on September 30, 2013. The Company has revised the Registration Statement on page 95 to indicate that the Company is no longer collaborating with the Naval Medical Research Center. Since the collaboration agreement with the Naval Medical Research Center has expired, the Company has not filed the collaboration agreement as an exhibit to the Registration Statement. In addition, the Company’s malaria program is in the very early stages of development and not as advanced as its GEN-003 and GEN-004 programs, which are the Company’s primary focus at this time.

With respect to the Gates Foundation collaboration agreement, the Company believes that this agreement is not a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Under the collaboration agreement, the Company is committed to spend $2.5 million to fund research and development related to the Company’s malaria program. In addition to the immaterial amount the collaboration agreement requires the Company to spend on the malaria program, the Company’s malaria program is in the very early stages of development and not as advanced as its GEN-003 and GEN-004 programs, which are the Company’s primary focus at this time. In addition, the agreement does not impose any material obligations on the Company and does not grant any material rights to the Gates Foundation. As a result of the immaterial amount and terms of the agreement and the immaterial nature of the malaria program to the Company’s business, the Company has not filed this agreement.

Herpes Simplex Virus—2 (HSV-2), page 83

17.       Please clarify if gD2 was discovered or selected based on the ATLAS screens or as a B cell antigen.

Response to Comment 17:

The Company advises the Staff that it designed GEN-003 to include both a T cell antigen, ICP4.2, and a B cell antigen and used ATLAS to select both.  ATLAS demonstrated that ICP4.2 is strongly associated with natural protective T cell response to HSV-2 in people who have been exposed to HSV-2 but are controlling their infection.  In addition, the Company used ATLAS to prioritize B cell antigens from among the small number of proteins that are known to be good B cell antigens to HSV-2.  GD2 was the B cell antigen prioritized by ATLAS as most associated with protective T cell responses, and the Company chose gD2 to be included in GEN-003 on this basis.

Based on the Staff’s comment, the Company has revised the disclosure on page 85 of the Registration Statement to clarify that gD2 was selected based on ATLAS screens.

Intellectual Property, page 94

18.       Please identify any patents that cover material non-U.S. jurisdictions and provide the jurisdiction(s), expiration date(s) and other relevant information comparable to your disclosures regarding your U.S. patent portfolio.

Response to Comment 18:

Based on the Staff’s comments, the Company has revised the disclosure on pages 97 and 98 of the Registration Statement to describe any patents that cover material non-U.S. jurisdictions and to provide the jurisdictions, expiration dates and other relevant information.

In-License Agreements

University of California, page 97

19.       We note that you have a collaboration agreement with the University of California on page 97.  Please disclose your material payment terms, including the minimum annual royalty.  Please revise your disclosure to provide more precise information about the percentage of consideration to be paid for sublicenses.  For example, you may either provide a range for the applicable payment within ten percent or a statement that the percentage is in the single digits, low double digits to teens, twenties, etc.  In addition, please disclose the potential aggregate milestone payments.

Response to Comment 19:

Based on the Staff’s comment, the Company has revised the disclosure on page 99 of the Registration Statement to disclose the material payment terms under the collaboration agreement with the University of California.

Harvard University, page 97

20.       We note that you have a collaboration agreement with Harvard on page 97.  Please revise your disclosure to provide more precise information about the percentage of consideration to be paid for sublicenses.  In addition, please disclose the potential aggregate milestone payments.

Response to Comment 20:

Based on the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 of the Registration Statement to provide more precise information about the percentage of consideration to be paid for sublicenses and the potential aggregate milestone payments under the collaboration agreement with Harvard University.

University of Washington, page 98

21.       Please disclose your material payment terms, including the minimum annual royalty.  Please revise your disclosure to provide more precise information about the percentage of consideration to be paid for sublicenses.  In addition, please disclose the potential aggregate milestone payments.

Response to Comment 21:

Based on the Staff’s comment, the Company has revised the disclosure on pages 100 and 101 of the Registration Statement to disclosure the material payment terms and to provide more precise information about the percentage of consideration to be paid for sublicenses and the potential aggregate milestone payments under the collaboration agreement with the University of Washington.

Children’s Medical Center Corporation, page 99

22.       Please disclose your material payment terms, including aggregate milestone payments to be paid.  In addition, please revise your disclosure to provide more precise information about the percentage of consideration to be paid for sublicenses.

Response to Comment 22:

Based on the Staff’s comment, the Company has revised the disclosure on pages 101 and 102 of the Registration Statement to disclosure the material payment terms and to provide more precise information about the percentage of consideration to be paid for sublicenses and the potential aggregate milestone payments under the collaboration agreement with the Children’s Medical Center Corporation.

Isconova AB, page 100

23.       Please disclose your material payment terms, including aggregate milestone payments to be paid.  In addition, please revise your disclosure to provide more precise information about the percentage of consideration to be paid for sublicenses.

Response to Comment 23:

Based on the Staff’s comment, the Company has revised the disclosure on pages 102 and 103 of the Registration Statement to disclosure the material payment terms and to provide more precise information about the percentage of consideration to be paid for sublicenses and the potential aggregate milestone payments under the collaboration agreement with Isconova AB.

Executive and Director Compensation, page 118

24.       We note on page 119 that you provide modest benefits to your named executive officers.  Please include all other compensation in the summary compensation table that is required by Regulation S-K Item 402(c)(2)(ix).

Response to Comment 24:

Based on the Staff’s comment, the Company has revised the disclosure on page 121 of the Registration Statement.  The revised disclosure clarifies that benefits offered to our named executive officers are limited to participation in the Company’s 401(k) plan and basic health and welfare benefit coverage, which benefits are available generally to all salaried employees.  Consistent with Regulation S-K Item 402(m)(5)(ii), no amount has been included with respect to such benefits in the summary compensation table.

2012 Director Compensation, page 112

25.       Please clarify if you have compensated any directors other than Dr. Siber in the last completed fiscal year.  If any other directors have received compensation, please include them in the Director Compensation table as required by Regulation S-K Item 402(r).  Additionally, to the extent known, please amend your disclosure to summarize the terms of your proposed director compensation program.

Response to Comment 25:

The Company advises the Staff that it has not compensated any director for service on the Company’s Board of Directors other than Dr. Siber in the last completed fiscal year. Based on the Staff’s comment, the Company has revised the disclosure on page 124 of the Registration Statement.

The Company acknowledges the Staff’s comment and advises the Staff that the Company is currently in the process of determining the terms of its non-employee director compensation program to be implemented following the completion of the initial public offering.  As soon as practicable following the determination of the terms of the non-employee director compensation program, the Company will amend its disclosure to include a summary of the terms of the proposed program.

2013 Equity Plan, page 124

26.       To the extent known, please amend your disclosure to summarize the terms of your 2013 Equity Plan.

Response to Comment 26:

The Company advises the Staff that the anticipated compensation plan is currently expected to be called the 2014 Equity Plan. Based on the Staff’s comment, the Company has summarized the terms of 2014 Equity Plan beginning on pages 126 through 129 of the Registration Statement.

Principal Stockholders, page 128

27.       Please expand the discussion in footnote 1 to identify the natural persons who exercise voting or investment control over Polaris Venture Management Co. V, LLC and North Star Venture Management 2000, LLC.

Response to Comment 27:

Based on the Staff’s comment, the Company has revised the disclosure in footnote 1 on page 137 of the Registration Statement to identify the natural persons who exercise voting or investment control over Polaris Venture Management Co. V, LLC and North Star Venture Management 2000, LLC.

28.       Please provide Mr. Paul’s full name and disclose his relationship with Lux Ventures.

Response to Comment 28:

Based on the Staff’s comment, the Company has revised the disclosure in footnote 2 beginning on page 138 of the Registration Statement to provide Mr. Paul’s full name and disclose his relationship with Lux Ventures.

29.       Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares of Lux Ventures and the related funds.

Response to Comment 29:

Based on the Staff’s comment, the Company has revised the disclosure in footnote 2 beginning on page 138 of the Registration Statement to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares of Lux Ventures and the related funds.

30.       Please disclose the relationship between Skyline Venture Partners V, L.P. and Dr. Hoffman.

Response to Comment 30:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 6 on page 138 of the Registration Statement to disclose the relationship between Skyline Venture Partners V, L.P. and Dr. Hoffman.

31.       Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares of CVF, LLC.

Response to Comment 31:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 5 on page 138 of the Registration Statement to disclose the natural person who exercises the voting and/or dispositive powers with respect to the shares of CVF, LLC.

32.       Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the shares of Auriga Ventures, III FCPR.

Response to Comment 32:

In response to the Staff’s comment, the Company has revised the disclosure in footnote 8 on page 138 of the Registration Statement to disclose the natural person who exercises the voting and/or dispositive powers with respect to the shares of Auriga Ventures, III FCPR.

33.       Please disclose the relationship between CVR, LLC and the Bill & Melinda Gates Foundation.

Response to Comment 33:

The Company advises the Staff that there is no relationship between CVR, LLC and the Bill & Melinda Gates Foundation and has revised the Registration Statement on page 138 accordingly.

Shares Eligible for Future Sale, page 138

34.       Once available please file copies of each of the lock-up agreements.

Response to Comment 34:

The Company acknowledges the Staff’s comment and will provide a copy of the form of lock-up agreement when it files the Underwriting Agreement as an Exhibit to the Registration Statement.

Notes to Financial Statements

2.  Summary of significant accounting policies

License agreement, page F-13

35.       Regarding your 2012 license agreement with a not-for-profit entity, please revise to disclose each individual milestone and the related contingent consideration as required by ASC 605-28-50-2.  At a minimum, disclose potential future milestones by category, i.e. completion of development activities, regulatory approval, and achievement of product sales.

Response to Comment 35:

The Company acknowledges the Staff’s comment and will provide additional disclosure related to the potential milestones under its license agreement with a not-for-profit entity.  However, as discussed below, the description and related contingent consideration of these potential milestone payments cannot be determined at this time.

The license agreement with the not-for-profit entity does not contain any specified milestone payments. Rather, the Company is entitled to receive reimbursement of a pro rata share of any payments, including milestone payments, the Company is required to make under license agreements with third parties that comprise the programs that the not-for-profit entity received under its license agreement with the Company.  As a result, the receipt of any future milestone payments from the not-for-profit entity is contingent on the terms of any licenses to third parties that comprise these programs.  The not-for-profit entity also has the right to decline rights to all or a portion of these programs upon notice to the Company. The terms of any license agreement with other parties that comprise these programs would determine the amount and nature, if any, of milestone payments the Company could potentially receive from the not-for-profit entity.

The licenses from third parties that comprise these programs have not been determined yet as these programs are either in the early stages of discovery or have not yet been identified.  As a result, the Company is not currently entitled to receive any milestone payments from the not-for-profit entity.

We have provided additional disclosure to indicate that the licenses from third parties that comprise these programs have not been determined yet and, therefore: (a) the Company is not currently eligible to receive any milestone payments; and (b) the Company cannot determine the description and related contingent consideration of any future milestone payments.  The Company supplementary advises the Staff that it will revise the disclosure once these terms are known and will, at a minimum, disclose any related potential milestone payments in three categories: development milestones, regulatory milestones, and commercial milestones.  In addition, the Company will also disclose the description of each milestone and the related contingent considerations for, at a minimum, any specific individual milestones that are probable of occurrence and are expected to be received in the near-term.

*                                         *                                         *                                         *                                         *

Please do not hesitate to call me at 617-951-7826 or Tom Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Marc A. Rubenstein
Marc A. Rubenstein

cc:  Chip Clark